

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Ke Chen
Chairman of the Special Committee
Glory Star New Media Group Holdings Limited
22F, Block B, Xinhua Technology Building
No. 8 Tuofangying South Road Jiuxianqiao
Chaoyang District, Beijing, 100016
People's Republic of China

> **Re: Glory Star New Media Group Holdings Limited**
> **Schedule 13E-3 filed August 8, 2022**
> **File No. 005-90609**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All comments below refer to disclosure found in the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3. All defined terms used herein have the same meaning as in the preliminary proxy statement.

Schedule 13E-3 filed August 8, 2022

Background of the Merger, page 24

1. Refer to the last paragraph on page 26 of the preliminary proxy statement. Disclosure in this paragraph indicates that "Benchmark provided the Special Committee with an update on its financial analysis of the Company, including the principal valuation methodologies utilized in its financial analyses." Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If the above statement references a presentation made by Benchmark during the Special

Committee's evaluation of the transaction, please supplement the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. We note that there does not appear to be any such written report dated June 13, 2022 currently filed as an exhibit. Furthermore, if the reference to the term "update" in the above disclosure is intended to refer to a presentation made prior to June 13, please consider this comment with respect to that presentation as well. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

2. Refer to the second paragraph on page 38 of the preliminary proxy statement. Disclosure therein states that "[t]he Special Committee further noted that the Buyer Group had agreed to most of the terms proposed by the Special Committee and the only remaining key item was the 'majority of the minority vote' requirement." There is no disclosure in subsequent paragraphs regarding the majority of the minority requirement in this section, yet such paragraphs disclose that the Special Committee unanimously determined to recommend the transaction to the Board. Please revise the disclosure to address the Special Committee's apparent dismissal of this requirement as an important consideration in reaching its conclusions regarding the transaction and its recommendations to the Board.

3. Refer to the first paragraph on page 29. Disclosure therein indicates that "the Board, on behalf of the Company, (i) determined that it is fair (both substantively and procedurally) to and in the best interests of the Company and its shareholders (other than the Rollover Shareholders)." Please revise this disclosure to conform with disclosure elsewhere in the proxy statement that appears to suggest that the Board reached the express conclusion regarding "unaffiliated security holders" described in Item 1014(a) of Regulation M-A.

Position of the Buyer Group as to the Fairness of the Merger, page 36

4. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (iii), (iv) and (v)) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Buyer Group's determination.

Certain Financial Projections, page 39

5. Disclosure in this section references "bases and assumptions" on which the projections and forecasts were compiled. Please revise to disclose these bases and assumptions and quantify where practicable.

Opinion of the Special Committee's Financial Advisor, page 40

6.   Disclosure in Annex C (Benchmark's opinion) indicates that "[t]his Opinion is addressed to, and is intended for the use, information and benefit of the Special Committee, solely in its capacity as such, and may not be used for any other purpose without our prior written consent." Please disclose in the proxy statement, if true, that Benchmark has consented to use of its materials in the filing.

7.   Refer to the second paragraph on page 42. With a view towards disclosure, please supplementally advise whether there existed any material relationship during the past two years, and any compensation received as a result of such relationship, between (i) Benchmark, its affiliates and/or unaffiliated representatives and (ii) the Company or its affiliates in addition to the current disclosure describing the US$330,000 opinion fee.

Financial Information, page 86

8.   We note that a Form 6-K was filed on July 26, 2022 containing the unaudited financial results for the six months ended June 30, 2022. Please revise this section to disclose the information required by Item 1010(a)(2) of Regulation M-A. Refer to Item 13 of Schedule 13E-3, the Division of Corporation Finance's July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H.9. and section 14410.2 of the Division of Corporation Finance Financial Reporting Manual.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Perry Hindin at 202 551-3444.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Mergers & Acquisitions

cc: Stephanie Tang